SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date:  December 29, 2003

Tel Aviv Stock Exchange Ltd	Israel Securities Authority
54 Achad Ha'am St	22 Kanfei Nesharim St
65202 Tel Aviv	95464 Jerusalem

re: RoboGroup T.E.K. Ltd – Immediate Disclosure

RoboGroup T.E.K. Ltd. (the “Company” or “RoboGroup”) announced as follows:

RoboGroup’s board of directors determined today, December 29, 2003, to substantially limit its future investment in its subsidiaries, MemCall LLC and MemCall Ltd. (“MemCall”). MemCall’s contacts with third parties have not resulted in any agreements to date, and MemCall’s board of directors believes, following answers received in the last few days, that it is not close to signing any agreements in the near future. Memcall has exhausted substantially all of the approximately $ 4.5 million invested by RoboGroup.

MemCall will release most of its employees and will continue to employ the others on a limited basis, primarily to maintain MemCall’s intellectual property rights and to continue efforts to find investors and strategic partners, as well as potential customers and potential buyers for its technology.

Mr. Rafael Aravot, RoboGroup’s CEO will be nominated as the Chairman of MemCall. Mr. Bill Eichen will continue in his role as CEO of MemCall.

Very truly yours

RoboGroup T.E.K Ltd

December 29, 2003